                     November 1, 2010

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.07 per share, marked to show changes from the Amendment No. 3 to the Registration Statement as filed on August 16, 2010. The Registration Statement has been revised in response to the Staff’s comments, to update certain information and to include interim unaudited financial statements for the nine months ended September 30, 2010. Please note that, as described in our letter dated August 16, 2010, the Company has effected a 1.6-for-1 reverse stock split and has revised the par value of the common stock to €0.07 per share from €0.04 per share.

In addition, we are providing the following responses to your comment letter, dated August 24, 2010, regarding Amendment No. 3 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all

SECURITIES AND EXCHANGE COMMISSION	2	November 1, 2010

references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

Management

Directors and Officers, page 96

1.	We note your response to prior comment 8 that Mr. Calhoun is not currently an executive director of the company. Please revise your statement in the first paragraph on page 96 that Nielsen Holdings’ current board includes “one executive director (Mr. Calhoun).”

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 4.

Director Qualifications, page 101

2.	It appears that you have revised your filing to include Javier G. Teruel as a director to the board after the completion of the offering. Please disclose the specific “experience, qualifications, attributes or skills” of Mr. Teruel that led the company to conclude that he should serve as a director. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 4.

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Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman Joseph H. Kaufman

cc:	Nielsen Holdings B.V.
James W. Cuminale, Esq.